SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 RENO AIR, INC.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   759741 10 1
                                   -----------
                                 (CUSIP Number)

                                Anthony Silverman
                        11811 N. Tatum Blvd., Suite 4040
                     Phoenix, Arizona 85028, (602) 953-7980
                     --------------------------------------
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)

                                 April 15, 1997
                                 --------------
                      (Date of Event which requires filing
                               of this statement)
                   ------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759741 10 1
          -----------

1. Names of reporting persons S.S. or I.R.S. Identification Nos. of above persons.

         Anthony Silverman, S.S. No. ###-##-####

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2.       Check the appropriate box if a member of a group (see instructions).

         (a)
         (b) The reporting person disaffirms (i) beneficial ownership of the securities held by Kay Silverman and (ii) any membership in a group but acknowledges that a control relationship exists between Mr. Silverman and Paradise Valley Securities, Inc.

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3.       SEC use only

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4.       Source of funds (see instructions).

         PF.

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5.       Check if disclosure of legal  proceedings is required pursuant to Items
         2(d) or 2(e).

         N/A.

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6.       Citizenship or place of organization.

         United States of America.

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                           Anthony Silverman

         Number of Shares     7. Sole Voting Power         262,077
         Beneficially Owned   8. Shared Voting Power       296,878
         by each Reporting    9. Sole Dispositive Power    262,077
         Person With         10. Shared Dispositive Power  296,878

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11.      Aggregate amount beneficially owned by each reporting person.

         558,955 shares

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12.      Check if the aggregate  amount in row (11) excludes certain shares (see instructions).
         N/A.

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13.      Percent of class represented by amount in row (11).

         5.3%
         ----
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14.      Type of reporting person (see instructions).
         IN

Item 1.  Security and Issuer.

         Common Stock, $0.01 par value, of Reno Air, Inc.

         Reno Air, Inc.
         220 Edison Way
         Reno, Nevada 89502

Item 2.  Identity and Background.

         (a)      Anthony Silverman

         (b)      11811 N. Tatum Boulevard, Suite 4040,  Phoenix, Arizona 85028

         (c)      Chairman  of  the  Board  of   Directors  -  Paradise   Valley
                  Securities, Inc.
                  President  and  Director - Tsunami Capital   Corporation
                  Both   corporations  have  the following address:
                  11811 North Tatum Boulevard, Suite 4040
                  Phoenix, Arizona  85028
                  Principal   Business   (Paradise)  -   Registered   Securities
                  Broker-Dealer;
                  (Tsunami)  -  Currently  conducts  no operating business.

         (d)      No.

         (e)      No.

         (f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     As a result of the death of Mr. Silverman's son, William Silverman, on April 15, 1997, Mr. Silverman acquired control of the 44,000 shares of the issuer's common stock held by William Silverman. No consideration was paid by Mr. Silverman for these shares as such shares were transferred pursuant to law.

Item 4.  Purpose of Transaction.

         The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)      Aggregate Number of Shares Beneficially Owned

                  558,955 shares(1) - 5.3%

         (b)      Sole Power to Vote         - 262,077
                  Shared Power to Vote       - 296,878
                  Sole Dispositive Power     - 262,077
                  Shared Dispositive Power   - 296,878

         (c) On April 15, 1997, Mr. Silverman acquired control of 44,000 shares of the issuer's common stock as described in Item 3.

         (d)      N/A

         (e)      N/A

----------------------------------
         (1) Includes 16,500 shares held in an individual retirement account, 12,000 shares held for the benefit of Mr. Silverman's children, 21,300 and 24,000 shares of common stock issuable upon the exercise of currently exercisable warrants to purchase common stock at exercise prices of $8.44 and $8.63 per share, respectively, 7,581 shares of common stock issuable upon the exercise of currently exercisable warrants to purchase common stock at an exercise price of $8.44 per share held by Paradise Valley Securities, Inc., with whom Mr. Silverman has a control relationship. Also includes 296,878 shares held and controlled by Kay Silverman, his spouse, as to which Mr. Silverman disclaims beneficial ownership. Does not include any shares of common stock held in the inventory of Paradise Valley Securities, Inc., i.e., shares purchased in the ordinary course of its business but without the intent or effect of changing or influencing the control of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         The warrants to purchase common stock held by the reporting person were issued on two occasions: (i) those issued in connection with a private placement of promissory notes in April, 1994, conducted by Paradise Valley Securities, Inc. which are exercisable at $8.44 per share ("Placement Agent Warrants") and (ii) those issued in connection with financial services rendered by Paradise Valley Securities, Inc., which are exercisable at $8.63 per share ("Consulting Warrants").

         Under the terms of both the Placement Agent Warrants and Consulting Warrants, the issuer agreed, at the request of the holders of a majority of the shares of common stock underlying the respective
         Placement Agent Warrants and Consulting Warrants, to register the common stock underlying such warrants under the Securities Act of 1933, as amended, and to include such Placement Agent Warrants and Consulting Warrants as well as the shares of common stock underlying such warrants in any appropriate registration statement which is filed by the issuer.

Item 7.  Material to be Filed as Exhibits.

         N/A

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         DATED:  September 12, 1997.



                                          /s/  Anthony Silverman
                                          --------------------------------------
                                          Anthony Silverman
                                        6